RESOURCES
1500 – 885 West Georgia Street
Vancouver, B. C. V6C 3E8
Telephone: 1-604-669-2099 Fax: 1-604-943-3716
E-mail: westpinn@lightspeed.ca
TSX-V:WPR

October 29th, 2003

82-2418

Canada Stockwatch
Vancouver, B.C. - By Fax No. 604-687-2304
-and by Email: news@stockwatch.com

and

Market News Publishing, Inc.
Vancouver, B.C. - By Fax No. 604- 689-1106
- and By email: news@baystreet.com

Dear Sirs:

Re: WPN Resources Ltd. - News Release

Please find enclosed a copy of News Release of even date, which we would ask that you disseminate pursuant to the TSX Venture Exchange's requirements, as well as for normal publication in each of your news letters.

Yours very truly,

WPN RESOURCES LTD.

"Glenn Whiddon"

GLENN WHIDDON, CEO

GW:ag
Enc.

c.c. Canadian Venture Exchange - via SEDAR
c.c. B.C. Securities Commission - via SEDAR
c.c. Tupper Jonsson & Yeadon - by fax #604 681 0139

10/31

WPN RESOURCES LTD.
TSX-V Symbol: WPR
Corporate Office: #1500 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8
Tel : 1-604-669-2099
Fax: 1-604-943-3716

Date: October 29th, 2003 **NEWS RELEASE**

Farm Out Agreement for Abaddesse Gas Prospect in San Marco Concession Concluded with Blugas S.p.A.

Vancouver, B.C. ...WPN Resources Ltd. is pleased to advise that it has signed a Joint Development Agreement ('JDA')and Gas Sales Agreement with Blugas S.p.A. in respect of the Abaddesse Prospect located in the south west of the San Marco concession (Italy).

Blugas S.p.A. is one of Italy's largest independent gas traders, representing the interest of 10 Regional Municipalities throughout Italy, selling approximately 41 Bcf of gas annually (2003e).

Under the Joint Development Agreement, Blugas will invest Euro 1.5 million in the exploration of the Abaddesse prospect for a 20 % interest in the 1st 12 Bcf of gas. Pursuant to the JDA and an accompanying Gas Sales Agreement, Blugas also has exclusive rights to purchase all available production from the field for a term of up to 12 years. Under certain conditions, Blugas also has the right to increase it participation in the Abaddesse Prospect and obtain an interest in the whole of the San Marco Concession. Details on the Abaddesse Prospect have been announced in the press release dated July 4th, 2003.

WPN Resources Limited Chief Executive Officer, Mr. Glenn Whiddon says " Blugas is one of the most progressive and independent gas trading firms in Italy and we welcome Blugas as a partner to the Abaddesse Prospect. Their local knowledge and experience will provide great support to the development of the Abaddesse Prospect, and we look forward to drilling early in 1st quarter 2004".

Despite a long history of oil and gas production dating back to 1890 and substantial hydrocarbon production (Italy has the 4th largest hydrocarbon reserves in Europe), Italy is almost entirely dependent upon imports for its energy needs. This has created a very strong stable gas market, with prices ranging from US$3.5-6.0 Mcf depending on end users.

The promotion of hydrocarbon production is a key Government policy, and an attractive fiscal regime (with generous exemptions) has been established to further encourage exploration and development. The historical monopoly by ENI Agip limited opportunities for new participants in the sector, however liberalization of the market at the direction of the European Union has created opportunities for the creation of an intermediate oil and gas producer.

WPN Resources Ltd. has been advised by ETF Group Advisors Ltd, an independent European focused corporate advisory firm with offices in London, Lugano (Switzerland), Milan. The support provided by ETF-GA covered all the project phases, from strategic partner scouting on a European basis up to the closing of the deal.

WPN RESOURCES LTD.

Per **"Glenn Whiddon"**
GLENN R. WHIDDON, CEO

The TSX Venture Exchange neither approves nor disapproves of the information contained herein.

For further information please contact:
Alex Gomez
Suite 1500, 885 West Georgia Street,
Vancouver, B.C,
Canada V6C 3E8
Tel.: 604-669-2099
Fax: 604-943-3716
E-mail: westpinn@lightspeed.ca